EXHIBIT 3

Part II, Item 5(a)

Aqua provides buyside subscribers with Aqua's desktop software ("the Aqua Desktop Application") for: (i) receiving Aqua Notices ("Notices"); (ii) submitting orders to the Aqua ATS that respond to Aqua Notices; and (iii) submitting orders that provide liquidity to other Aqua subscribers (via TACT and AutoMatch, which are features of the Aqua Desktop Application). TACT submits liquidity priced at an offset to the NBBO. AutoMatch submits liquidity priced at the midpoint. Both TACT and AutoMatch features are described in more detail in Part III, Item 9 (Conditional Orders and Indications of Interest). TACT and AutoMatch are also referenced in Part III, Item 5 (Means of Entry), Item 7 (Order Types and Attributes) and Item 11 (Trading Services, Facilities and Rules).

Only buyside and Outsourced Buyside Desk subscribers may use the Aqua Desktop Application and they must complete a click-through agreement prior to installing and using the software. The term "Outsourced Buyside Desk" or "OBD" is defined in Part III, Item 1 (Types of ATS Subscribers). Outsourced Buyside Desk subscribers are also referenced in Part II, Item 5 (Other Products and Services) and Part III, Item 13 (Segmentation Notice). There is no charge to use Aqua's desktop software. Subscribers are charged commissions on the trades they execute.

Aqua also offers buyside and Outsourced Buyside Desk subscribers with a clean-up order feature where Aqua is the Broker of Record ("BOR"). Clean-up orders allow subscribers to route an order through a third-party broker's Smart Order Router ("SOR") via the user interface of the Aqua Desktop Application to displayed and non-displayed venues to fill leftover shares on a ticket that was opened for a block execution in Aqua.

Both the Aqua software and the clean-up order are described in greater detail in Part III, Item 5 (Means of Entry). The clean-up order is also referenced in Part II, Item 6 (Activities of Service Providers) and Part III, Item 9 (Conditional Orders and Indications of Interest).

Alternatively, Buyside and Outsourced Buyside Desk subscribers may also use the Bloomberg terminal to receive Notices and respond to them. Notices will display on Bloomberg under same conditions and circumstances as they would on Aqua Desktop Software and contain the same information about available liquidity including: side, quantity, pegged price and whether the Liquidity Provider is anonymous or identified. For more information about Notices, see Part III, Item 11(a).

Part II, Item 5(b)

By definition the terms and conditions of the services and products offered are not the same for the Broker-Dealer Operator as for all subscribers, because Aqua personnel do not enter orders into the ATS. For example, if Aqua incurred an error, Aqua employees would not be permitted to submit an order into the ATS to trade out of the error position.

The terms and conditions of services and products required to be identified in Part II, Item 5(a) are the same for all subscribers of the same classification. Only buyside and Outsourced Buyside Desk subscribers are permitted to use: (i) clean-up orders and; (ii) the Aqua Desktop Application; (iii) the Bloomberg terminal to receive and respond to Notices.

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Buyside and Outsourced Buyside Desk subscribers using the Bloomberg terminal to receive and respond to Notices instead of the Aqua Desktop Application also have limited ability to filter the type of Notices they receive. The Buyside Subscriber using the Aqua Desktop Application may customize filters on the Notices they want to receive based on e.g., price, side, quantity, order type; these customization filters are not available in the Bloomberg terminal. Specifically, a Buyside or Outsourced Buyside Desk subscriber can only silence all Notices in Bloomberg or receive all Notices.

Additionally, an expired Notice on the Bloomberg terminal cannot be refreshed like on the Aqua Desktop Application (see Part III, Item 11(a) on refreshing Notices). Once a Notice expires on the Bloomberg terminal, further Notices for that symbol indicating liquidity interest matching a Buyside or Outsourced Buyside Subscriber's open eligible orders are automatically silenced. On the Aqua Desktop Application, expired Notices do not automatically silence further Notices for matching liquidity interest.

For clarity, Buyside or Outsourced Buyside Desk subscribers using either the Aqua application integrated on the Bloomberg terminal or the Aqua Desktop Application can still trade with the liquidity in the expired Notice as long as the liquidity is still available in the ATS. Buyside or Outsourced Buyside Desk subscribers using the Bloomberg terminal may trade with available liquidity by submitting an instruction through the Aqua application on Bloomberg to receive and display a new Notice for the available liquidity on the Bloomberg terminal to which the user may respond; on the Aqua Desktop Application, refreshing and responding to an expired Notice allows the user to trade with available liquidity.

The integration of Aqua Notices on Bloomberg is limited to Notices and additional features such as AutoMatch, TACT and clean-up orders are not available on Bloomberg and may only be accessed through the Aqua Desktop Application.

Part II, Item 6(b)

Please refer to Part III, Item 2 (Eligibility for ATS Services), Item 5 (Means of Entry), Item 11 (Trading Services, Facilities and Rules), Item 20 (Suspension of Trading), Item 21 (Trade Reporting), Item 22 (Clearance and Settlement) and Item 23 (Market Data) with respect to the parts of the ATS that the providers service.

Pursuant to a shared services agreement, another Aqua affiliate, Cantor Fitzgerald Securities ("CFS"), supports the operation of Aqua by screening potential subscribers (Part III, Item 2(b)), providing facilities and performing legal, compliance, human resources and other administrative functions.

CFS maintains an arrangement with n-Tier Financial Services, a third-party technology vendor, to assist with Electronic Blue Sheet (EBS) reporting. In Cantor's capacity as Aqua's clearing firms (Part III, Item 22), it is required to include EBS submissions that include activity from Aqua. In order to assist with Cantor's EBS reporting, n-Tier has access to certain post trade information from Aqua on a delayed basis (T+1 or greater).

Aqua Securities operates middle office applications ("Middle Office") responsible for communications regarding how trades are reported, allocated, cleared and settled. Middle Office receives allocation information from clients via the OASYS system provided by DTCC and books trades to the appropriate entity via FIS Data Systems Inc., Phase 3, a third-party securities processing software. Middle Office reports appropriate trades to the FINRA/Nasdaq Trade Reporting Facility ("TRF") and fulfills other regulatory obligations, such as OATS reporting. Middle Office also facilitates SEC 605/606 reporting

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through a third-party vendor, Best Execution & Surveillance Solutions, LLC.

A third-party broker-dealer provides SOR services for Aqua's clean-up orders, as described in Part II, Item 5(a). Refer to Part III, Item 5(c) for additional details on clean-up orders.

BGC Partners, L.P., a minority investor in Aqua Securities, provides technology infrastructure and analytic services for Aqua. Specifically, BGC Partners, L.P. provides information security services, business continuity planning (Part III, Item 20(a)) and manages and maintains the data center facility where Aqua hardware, software, and networking equipment are located.

Aqua Securities personnel are solely responsible for writing and maintaining all of the software code that comprises the ATS and associated systems.

Bloomberg provides market data feeds. Refer to Part III, Item 23 for additional information. Bloomberg also provides Aqua with a front-end application that is part of the Bloomberg terminal which allows Buyside and Outsourced Buyside Desk subscribers (as an alternative to the Aqua Desktop Application) to receive liquidity Notices from Aqua and to respond to them. For details regarding the information Bloomberg receives related to the display of Notices on the Bloomberg terminal, please see Part II, Item 7(d). Please refer to Part II, Item 5(b) about the functionality of Aqua Notices on the Aqua Desktop Application and the Aqua application on the Bloomberg terminal; and Part III, Items 5, 11, and 15 for additional information about Notices.

Goldman Sachs & Co. LLC ("GSCO"), an SEC-registered broker dealer and FINRA member firm is an identified liquidity provider ("ILP") in Aqua and for subscribers who are also clients of GSCO (i.e., designated clients), the firm acts as the Broker of Record ("BOR"). For its designated clients, as the BOR, GSCO is responsible for Know Your Customer ("KYC") and risk checks, provides clearing and settlement services, and charging applicable commissions for shares executed in Aqua.

Part II, Item 7(b)

When a liquidity taker elects to trade with an identified liquidity provider ("ILP") and elects to have an ILP serve as its broker-of-record ("BOR"), in each case, by responding to an Aqua Notice, the liquidity taker is directing the BOR to submit an order to Aqua on its behalf as its agency broker. This has the effect of informing the BOR of its confidential intent to trade shortly before the trade is in fact executed in Aqua.

Additionally, a Buyside or Outsourced Buyside Subscriber enabled to receive Aqua Notices who affirmatively responds to interact with liquidity in a Notice will have disclosed to Bloomberg its intent to trade on that particular Notice.

Part II, Item 7(d)

Before executing trades on Aqua, a liquidity taker must enter its private trading interest into its OMS blotter, which is not a part of the Aqua system. Because information in the OMS blotter reflects only private trading interest, it does not reflect executable orders nor does it represent "indications" that are meant for viewing by any other party.

This private trading interest is the most sensitive confidential information that subscribers entrust to

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Aqua. Private trading interest is published to the subscriber's Aqua Participant Server ("APS"), the client-side software which typically resides in the client's environment, but may, at the client's option, be hosted by a third party or by BGC Partners, L.P., an affiliate of Aqua. This private trading interest is not transmitted or shown to anyone, including Aqua Securities personnel. By reading the liquidity taker's trading interest using a process that resides entirely behind the liquidity taker's firewall or at the liquidity taker's data center, and by not making this information available to Aqua personnel, Aqua provides a high degree of client information security.

Other forms of confidential subscriber information in Aqua's possession include the orders submitted to the ATS by liquidity providers and liquidity takers, Aqua Notices displayed to liquidity takers, and trades executed and visible through the Firm Order Viewer, an internal application.

With the integration of Aqua Notices into the Bloomberg terminal, Bloomberg receives the following information related to Notices for Buyside and Outsourced Buyside Desk subscribers who (i) have orders eligible to interact with a Notice and (ii) are enabled to receive Notices on the Bloomberg terminal: whether the Liquidity Provider is Identified or Anonymous; symbol; side; quantity that the Buyside or Outsourced Buyside Subscriber can take up to (i.e., it is not the quantity on the Liquidity Provider's order); peg type; and the Broker of Record. If a Buyside or Outsourced Buyside Desk subscriber responds to a Notice on the Bloomberg terminal with a confirmation of trading interest, applicable locate information provided by the subscriber (where the side is sell short), and the quantity successfully traded are also provided to Bloomberg. To enable the display, filtering, and search of Notices received by a Buyside or Outsourced Buyside Desk subscriber during trading hours, Bloomberg is also provided with information about the status of a Notice, an Aqua ID, and a timestamp reflecting when the Notice was created. The status of a Notice reflects the action the Buyside or Outsourced Buyside Subscriber took in response to the Notice.

To ensure that Bloomberg maintains its contractual obligation to protect Aqua's confidential information, including subscribers' confidential trading information, Bloomberg temporarily stores the information related to the display of Aqua Notices described above for only the trading day on which the Notice is received so that Notices received during trading hours may be retrieved by an enabled user. For clarity, Bloomberg does not permanently store information related to Aqua Notices and cannot use or repurpose the data provided by Aqua for any other use other than the display of Notices for Buyside and Outsourced Buyside Desk subscribers who have elected to receive Notices on the Bloomberg terminal.

Operations/Integration Services personnel provide real-time technical support to Aqua subscribers. They use the Firm Order Viewer for direct access to view orders submitted to the ATS. They are the only personnel with tools allowing them to view orders and they are the only personnel with access to the Firm Order Viewer.

Operations/Integration Services personnel have indirect access to view private trading interest that subscribers make available to the Aqua Participant Server in the course of diagnosing issues or addressing client questions. To access this information, an Operations/Integration Services employee may retrieve logs from the client's APS, an action that is captured in an audit trail. This facilitates troubleshooting activity at the point in time that the log was retrieved.

The only information about a client's private trading interest that Aqua's Operations/Integration Services personnel may access directly without retrieving logs is summary information (i.e., number of

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orders) regarding the current eligible private trading interest a client has made available to the APS, broken out by market capitalization, which is available in the Aqua Support Tool, an internal application. This information does not include ticker symbols, sides, quantities or prices.

Aqua Sales personnel may also use the Aqua Support Tool to directly access the current eligible private trading interest a client has made available to the APS. Sales personnel have no access to information about specific ticker symbols, sides, quantities or prices of this trading interest; no access to log files or information from an APS; and no access to the Firm Order Viewer. Sales personnel have no ability to see orders entered into the ATS -- either in real-time or historically.

Operations/Integration Services and Sales personnel may view specific Notices that were shown to Aqua buyside subscribers, including the ticker symbol, side, size and price of the Notice that was shown to the subscriber, using the Aqua Support Tool. Sales personnel do not have access to any detail about the private trading interest that prompted a Notice to be shown to a subscriber, nor do they have access to any detail about the underlying order submitted to the ATS.

Operations/Integration Services and Sales personnel may view executed trades, including ticker symbols, quantities and prices and the parties to the trades. Operations/Integration Services and Sales personnel have the ability to see which subscribers are logged into Aqua and whether a subscriber has linked their OMS orders to Aqua.

The ILP has no access to information contained in or derived from any ILP client's OMS/EMS. Aqua Sales personnel are permitted to notify the Identified Liquidity Provider ("ILP") if an ILP's designated client is not currently logged in or has not linked orders to Aqua. Because Aqua's software typically runs in the background on the liquidity taker's desktop, Aqua subscribers may be unaware and need to be notified, either by Aqua or the ILP, if they are not logged in or have not linked orders. Aqua personnel are not permitted to share any other information with ILP personnel.

When a liquidity taker elects to trade with an ILP or elects to have an ILP serve as its broker-of-record ("BOR"), the BOR receives a notification when its client is responding to a Notice submits an order to Aqua and settles the ensuing trade with Aqua in its own name. The liquidity taker settles its trade with and pays a commission to the BOR. The ILP is described in more detail in Part III, Item 1, Types of ATS Subscribers; Part III, Item 11, Trading Services Facilities and Rules; Part III, Item 12, Liquidity Providers; and Part III, Item 14, Counter-Party Selection.

Software Developers have access to the production environment to provide support and may assist Operations/Integration Services in troubleshooting.

Employees of BGC Partners, L.P. who manage and maintain the data center described in Part II, Item 6(b) do not have access to confidential trading information of the ATS.

Part III, Item 5(a)

Aqua distinguishes between orders, private trading interest, and Aqua Notices:

1) "Orders", either firm or conditional, represent immediate intentions to trade that are directly submitted to Aqua for execution by liquidity providers, using the FIX 4.2 protocol; or by liquidity takers, using the Aqua desktop software, or the Aqua application on the Bloomberg terminal.

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2) "Private trading interest" represents future intentions to trade entered into a liquidity taker's private OMS or EMS.

3) "Aqua Notices" displayed on liquidity takers' desktops represent potential opportunities to trade and are generated by comparing orders with private trading interest. Liquidity takers may enter orders directly into the Aqua system by responding to Aqua Notices on the Aqua Desktop Application or Aqua application on the Bloomberg terminal, or by using the AutoMatch or TACT features of the Aqua Desktop Application.

Liquidity providers use the FIX protocol to enter conditional or firm orders directly into the ATS. This means of entry applies to both anonymous liquidity providers ("ALPs") and the identified liquidity provider ("ILP'). These orders are not displayed to other liquidity providers. Information about these orders are displayed as Aqua Notices only to liquidity takers that Aqua has identified as having matching contra private trading interest. Where a liquidity taker is enabled to receive Aqua Notices via the Bloomberg terminal, the display of Aqua Notices will be displayed on the Aqua application that is integrated on the Bloomberg terminal (see Item II, Part 5(b) for more information). Liquidity providers also have the option to treat an order as "book-only", which does not generate a Notice to liquidity takers. Thus, information about book-only orders is not visible to other subscribers.

Part III, Item 5(b)

By definition the means of entry identified in Item 5(a) are not the same for Broker-Dealer Operator as for other subscribers, because Aqua does not enter orders into the ATS for its own account. The protocols required to be identified in Part III, Item 5(a) are the same for all subscribers of the same classification. Typically, liquidity providers send orders via FIX, whereas liquidity takers use the Aqua Desktop Application or the Aqua application on the Bloomberg terminal to receive and respond to Aqua Notices. and/orLiquidity takers seeking to provide liquidity to other participants may only do so through the Aqua Desktop Application, not the Bloomberg terminal.

Part III, Item 7(a)

  i.   Aqua distinguishes between orders, private trading interest, and Aqua Notices:

    1) "Orders", either firm or conditional, represent immediate intentions to trade that are directly submitted to Aqua for execution by liquidity providers, using the FIX 4.2 protocol; or by liquidity takers using the Aqua desktop software.

    2) "Private trading interest" represents future intentions to trade entered into a liquidity taker's private OMS or EMS.

    3) "Aqua Notices" displayed on liquidity takers' desktops represent potential opportunities to trade and are generated by comparing orders with private trading interest. Liquidity takers, using the Aqua Desktop Application or the Aqua application on the Bloomberg terminal, may enter orders directly into the Aqua system by responding to Aqua Notices, or by using the AutoMatch or TACT features of the Aqua Desktop Application.

    Aqua accepts five order types: limit, market, primary peg, midpoint peg, and market peg, all of which are handled and matched in strict price-time priority. Aqua treats limit orders as

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midpoint pegs with limits. Aqua treats market orders as midpoint pegs, even if the order is submitted to Aqua as a market order. Orders that are submitted as market peg orders do not trigger Notices to liquidity takers.

Priority among orders is established by price, and then by the time the order is received (in milliseconds), whether the order is submitted by a liquidity provider via FIX 4.2 protocol or submitted by a liquidity taker using the Aqua Ddesktop software Application or the Aqua aApplication on the Bloomberg tTerminal in: (i) to respondse to a Notice, or by or (ii) using the AutoMatch or TACT features of the Aqua Desktop Application.

Once accepted, an order cannot receive a new subsequent time-stamp. Priority within the book cannot be altered by external events such as changes to the NBBO or other reference prices. There are no instances where an order can lose priority to a later-arriving order at the same price.

Private trading interest and Notices do not receive time-stamps and do not have priority. Liquidity takers with private trading interest on the same side of the same name receive Aqua Notices at the same time, regardless of the time at which they entered their private trading interest into their OMS or EMS, and regardless of the price or size of that private trading interest, except that private trading interest that is limited away from the current market price or that cannot meet a contra orders minimum fill requirement will not receive an Aqua Notice.

ii. There are no price conditions that affect the rank and price at which an order can be executed.

FIX liquidity providers may elect to submit orders that do not generate Notices.

Alternatively, liquidity providers may elect to submit orders that only match against orders submitted by buyside subscribers. In this case, an order submitted by a broker-dealer may be excluded from potential matching in favor of a later-arriving order submitted by a buyside subscriber. In such cases, the broker-dealer order maintains its time priority for execution against any contra matching orders not so restricted.

Orders that are firm are executable without condition. Conditional orders are executable only upon firm-up.

By definition there are no conditions on the routability of orders since Aqua does no outbound routing, except to satisfy the Reg NMS obligation to route to Market Centers with better-priced quotations when printing a block trade priced outside the NBBO; or fill leftover shares where the buyside or Outsourced Buyside Desk subscriber enters a clean-up order which uses a third-party broker's SOR to access external displayed and non-displayed venues.

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iii. Neither Aqua's matching logic nor Aqua's pricing policy discriminate between adding or removing liquidity and there are no order types designed to not remove liquidity, such as post-only orders.

iv. Aqua supports pegged orders. Pegged orders change the price at which they will match based on changes to the NBBO. When a subscriber responds to a Notice priced at an offset, the price is translated to the actual market at the time. Aqua does not reprice pegged orders as market prices change but only upon arrival and at the time of a match.

Aqua does not support orders that change their rank or price based on any other factor or condition, including changes to the Aqua order book.

v. Aqua routes externally to another Trading Center in two scenarios. First, Aqua routes externally to another Trading Center is in connection with its obligations to comply with the trade through provisions of Regulation NMS.

Aqua supports primary peg orders that can be matched at an offset to the NBBO. Upon matching of two orders at a price outside the NBBO, Aqua submits an order to NASDAQ's routing broker on behalf of the liquidity taker to cause intermarket sweep orders (ISOs) to be routed in compliance with Rule 611(b)(6) to execute against all protected, better-priced quotations in the market. The fills of these ISOs are passed on to the liquidity taker. This is the only instance in which Aqua routes orders to another Trading Center.

Second, where prompted via the Aqua Desktop Application by the ~~b~~Buyside or Outsourced Buyside Desk subscriber, Aqua will route a clean-up order to a third party broker's SOR for execution in external Trading Centers to fill leftover shares. The SOR is offered by Clearpool Execution Services, LLC and the liquidity seeking tactic the SOR employs seeks to maximize liquidity capture by accessing displayed and non-displayed venues while balancing speed of execution and/or price improvement.

vi. Aqua only accepts "day" orders. Orders may include an expiration time. Orders submitted by liquidity takers responding to Notices are assigned an expiration time of 250 milliseconds. Orders with no expiration time are cancelled at the end of the trading day.

vii. Aqua does not accept combination order types. Orders entered into the Aqua system cannot be "modified" or "removed". In order to change the terms of an existing order, the order must be cancelled and replaced. Cancelling and replacing with a new order results in a loss of time priority. Orders can only be cancelled by Aqua or by the subscriber who submitted that order. Aqua rejects orders that do not meet minimum and maximum requirements, such as eligible ticker symbols, time of order submission, and minimum or maximum quantities.

viii. Liquidity providers that connect and submit orders to Aqua via FIX may submit all five order types. Liquidity takers using the Aqua Desktop Application or the Aqua application on

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the Bloomberg terminal may submit limit, primary peg, midpoint peg and market peg orders. Users of the Aqua Desktop Application or the Aqua application on the Bloomberg terminal cannot submit market orders.

Part III, Item 9

Aqua does not send outbound IOIs, actionable IOIs, or conditional orders; however, Aqua receives conditional orders from liquidity providers via FIX and from liquidity takers using the Aqua Ddesktop software Application (via AutoMatch or TACT, which are features of the Aqua Desktop Application).

Conditional orders contain all material terms of an order, but are not firm.

Conditional orders are intended to foster liquidity provisioning by allowing liquidity providers to enter the full size of their trading interest while they also seek to trade on other venues – with protection against the risk of executing shares in excess of the liquidity provider's or its client's intention in the event of race conditions. The use of a conditional order in Aqua instead of a firm order allows all this to happen simultaneously without risk of a race condition that could lead to execution of a quantity greater than the clients order size. Race conditions arise in the event of a near-simultaneous cancellation of an order by a liquidity provider's client, or near-simultaneous execution of a portion of the order in another venue.

Conditional orders provide this protection by introducing a "firm-up" step into the sequence of messages that lead to a trade. Conditional orders are expected to be "firmed-up" on request from Aqua, except in race conditions where the interest represented by the conditional order was either executed away or cancelled by the liquidity provider's client. Aqua transmits firm-up requests electronically via FIX and they include symbol, size, side, price and minimum quantity (if applicable).

When a liquidity taker clicks ""Buy,"" or ""Sell,"" or "Short Sell," Aqua reserves shares in the liquidity taker's OMS or EMS and then submits a firm contra order into Aqua's ATS, which in turn sends a request to the liquidity provider to confirm the executable quantity of shares. Aqua requires that liquidity providers that submit conditional orders must be able to respond electronically to such "firm-up" requests within 250 milliseconds, or the liquidity taker's order will be cancelled. Aqua expects liquidity providers to "firm-up" and execute the entire order, or a portion of the order, except in cases of race conditions.

Aqua may partially exclude liquidity providers that do not consistently firm up their conditional orders upon request. Aqua reviews this behavior in response to feedback from liquidity takers and other liquidity providers. The remedy is to restrict liquidity providers that do not consistently firm up their conditional orders to only be permitted to submit firm orders.

AutoMatch Conditional Orders

AutoMatch is a feature that is available to all users of the Aqua Desktop Application. The purpose of AutoMatch is to allow a liquidity taker to execute automatically against midpoint liquidity without having to respond to a Notice. AutoMatch orders are conditional orders, priced at the midpoint that do

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not generate Aqua Notices. AutoMatch orders can execute against (i) other midpoint conditional orders submitted by buyside subscribers using AutoMatch or (ii) FIX liquidity provider orders that are book-only and do not generate Notices. As conditional orders, AutoMatch orders do not tie up shares in the client's OMS except for brief periods, reserving those shares when a trade opportunity is available in the system and either executing in full, partially executing and returning the balance, or returning all of the shares to the OMS.

AutoMatch orders are completely dark orders. Neither liquidity providers nor other liquidity takers ever have any visibility into AutoMatch orders.

TACT Conditional Orders

TACT is a feature available to all subscribers that enables subscribers to submit conditional orders to the Aqua system that are priced at an offset determined by a potential counterparty's available size. TACT prices liquidity at a range of prices and potential quantities. FIX liquidity providers may incorporate TACT functionality by sending FIX conditional orders with a TACT indicator. Users of the Aqua Desktop Application may use TACT functionality to select which orders to include for liquidity provisioning, price them, and release them to Aqua.

For each order a trader includes, TACT stages multiple conditional pegged orders of varying quantities with corresponding price offsets. All TACT orders are pegged at the NBBO or at an offset to the NBBO. An offset for the entire order is generated using a formula that incorporates the size of the subscriber's order and various characteristics of the stock in question (e.g., volatility and average daily trading volume), as well as a "pricing factor" provided by the subscriber. The pricing factor is a numerical value between zero and one, where values set closer to one result in a greater offset to the NBBO. The calculation is then rounded to the nearest penny, resulting in an offset in a permissible price increment.

TACT functionality includes maximum quantity settings to cap (i) the liquidity provider's TACT order quantity and (ii) the largest contra order that is permitted to interact with the TACT order. These settings may be configured by the subscriber using TACT.

TACT orders are protected by "anti-gaming limits" that stop a pegged TACT order from drifting with the market by more than one tick. These limits, which automatically reset to the market every three (3) minutes, are designed to prevent a counterparty from deliberately influencing the NBBO against you prior to execution.

TACT prices are also bound by a "Band Width" control. This setting provides a boundary, in basis points, beyond which TACT prices will not drift. Band Width is a hard limit that does not reset. This Band Width is set to 100 basis points and can be configured by the subscriber to a limit no greater than 100 basis points.

A potential counterparty receives an Aqua Notice for at most one order for the same ticker and side.

As conditional orders, TACT orders are not committed to Aqua and do not tie up the shares available in a

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buyside subscriber's OMS or EMS. Potential buyside counterparties receive Aqua Notices, as with any orders submitted to Aqua. When a potential counterparty clicks to trade, shares are first reserved in the counterparty's OMS/EMS, and then shares are reserved in the TACT liquidity provider's OMS/EMS. In the case where the TACT order was submitted by a FIX liquidity provider, a firm-up message is sent to the submitting liquidity provider. A trade is executed in Aqua only after shares are successfully reserved in both buyside subscribers' respective OMS/EMS, or, in the case of a TACT order submitted by a FIX liquidity provider, a firm-up response is received from the FIX liquidity provider and shares are successfully reserved in the buyside subscriber's OMS/EMS.

Because TACT orders are priced for a range of potential counterparty sizes, counterparties have the ability to reduce the quantity of a Notice resulting from TACT, to determine if a better price is available for a smaller quantity. Alternatively, a potential counterparty can enter a better price, i.e., a narrower, permissible offset to the NBBO, and determine the largest quantity currently available to trade at that better price. If the potential counterparty finds the available quantity and offset are desirable, the potential counterparty then clicks to trade.

TACT liquidity providers can choose to permit their TACT conditional orders to be negotiable. In the case of a negotiable TACT order, if a potential counterparty finds the available quantity and offset are not desirable, the potential counterparty can negotiate the trade by submitting a better price for the desired quantity. This negotiated quantity and offset causes an order to be submitted into the ATS and in turn generates a Notice on the liquidity provider's desktop, which the liquidity provider can either accept or dismiss.

A Notice resulting from a negotiable TACT conditional order resembles any other Notice -- it includes the proposed quantity, price offset and a clock that counts off twenty-four ~~fifteen~~ seconds and then expires. The only difference from a regular Notice is the appearance of the label, "Negotiation", which implies necessarily that the counterparty is a buyside subscriber who is responding to a TACT liquidity Notice with a proposed alternative price and size. Such negotiations only permit one iteration -- the recipient must either accept the proposed terms of the trade or dismiss the Notice. No further negotiation is permitted.

Part III, Item 11(a)

Aqua is an electronic trading solution that facilitates block trades in NMS stocks. The central feature of Aqua is its unique "Go Fish" method of matching orders. With the "Go Fish" method, liquidity providers (either buyside, OBDs or Broker-Dealers) submit block-sized orders into Aqua, bidding or offering to buy or sell a particular equity security at a price to be determined based on a peg to the national best bid or offer ("NBBO") at the time of execution--including either at the NBBO, at the midpoint of the NBBO, or at a spread inferior to the NBBO. Aqua only accepts orders priced by reference to the NBBO. Bids and offers on Aqua are not reported to the consolidated quotation system or otherwise publicly displayed.

Each liquidity taker (buyside or OBDs only) installs Aqua software . ~~The Aqua software~~ (i.e., the "client-side software" and~~, or~~ the "Aqua Participant Server") which has visibility into the liquidity taker's pending unexecuted private trading interest residing in the subscriber's order management or execution management system ("OMS/EMS").

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Aqua does not "scrape" a subscriber's OMS/EMS in the sense that scraping involves centralizing detailed OMS/EMS order information within an ATS. In Aqua, OMS/EMS order information is not reported back to a central Aqua server for comparison with other orders, or otherwise made available outside of the liquidity -taker's environment.- Instead of centralizing private trading interest for comparison with orders, Aqua de-centralizes orders for comparison with private trading interest safely behind the liquidity taker's firewall or a data center of the liquidity taker's choice. If Aqua identifies orders in the liquidity taker's OMS/EMS that are eligible for interaction with Aqua Notices and where the liquidity taker is enabled to receive Aqua Notices through the Bloomberg terminal, a list of the unique symbols from those eligible orders are transmitted to Bloomberg for display on the integrated Aqua application on the terminal.

Unless otherwise noted, references to "liquidity providers" apply to both anonymous liquidity providers ("ALPs") and the identified liquidity provider ("ILP").

Upon Aqua receiving a marketable order from a liquidity provider (or when a previously received order becomes marketable), the Aqua system first matches against any contra orders in the book. If the order is not executed in full, Aqua determines if it will generate Notices by effectively "asking" the client-side software of each liquidity taker whether that subscriber has an open contra-side trading interest in the same stock. If no liquidity takers have such an open contra-side trading interest, the liquidity provider's trading interest is not shown.

However, if one or more liquidity takers has an open contra-side trading interest (and such trading interest is not limited away, already routed to another broker-dealer, or precluded from trading by a minimum fill constraint), those subscribers will be notified of the available liquidity with a Notice and given a limited period to agree to take the other side of the trade.

If the liquidity provider is a buyside subscriber or OBD, the identity of the liquidity provider is not disclosed on the Notice and the liquidity is eligible for matching against all liquidity takers that otherwise meet the criteria to receive the Notice. Broker dealers that are liquidity providers fall into two categories: anonymous liquidity providers ("ALPs") and identified liquidity providers ("ILPs"). There is currently only one ILP.

If the liquidity provider is an ILP, the identity of the liquidity provider is disclosed on the Notice. At the discretion of the ILP, all Notices generated from ILP liquidity are either (i) visible to all liquidity takers that otherwise meet the criteria to receive the Notice, or (ii) visible only to liquidity takers that are designated clients of the ILP. Notices generated from ALP liquidity are visible to all liquidity takers that otherwise meet the criteria to receive the Notice.

A Notice is not an executable order, but rather a tool for seeking a response from a liquidity taker. When Aqua provides a liquidity taker with a Notice, Aqua does not indicate a single price or size. Generally, the price is indicated as a pegged price and the visible size is dependent on the order size of the resting ATS order (the precise terms of resting ATS orders are not displayed) and the order size on the liquidity taker's blotter. A Notice will not show an amount greater than the size indicated on the liquidity taker's

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blotter. At the discretion of the ILP, orders submitted by the ILP are eligible for matching against orders from (i) all liquidity takers, or (ii) orders from liquidity takers that are its designated clients.

Since Aqua does not store subscriber OMS/EMS data centrally, Aqua cannot engage in the search for potential buyside-to-buyside trades among subscriber OMS/EMS data that is the essence of blotter-scraping. Instead of pulling subscriber OMS/EMS data back to Aqua, Aqua pushes its own order book out to the liquidity takers APS. Aqua performs a decentralized comparison of its own order book with one subscriber's OMS/EMS data at a time, rather than comparing OMS/EMS data centrally. Instead of informing both sides of a potential trade, Aqua informs only the liquidity taker.

Only the receiver of the Notice is informed that a Notice has been shown. Neither the liquidity providers (including an Identified Liquidity Providers) nor any other market participants are informed. Upon receiving a Notice, the designated trader(s) may, within ~~15-seconds~~twenty-four seconds, either: (i) click "Buy" or "Sell" (or “Short Sell”), either for the full size or a reduced size, or (ii) click "Dismiss", either for a particular period of time (i.e., requesting to not receive further Notices relating to that NMS stock until a later time designated by the liquidity taker), or for the particular price or size submitted to the Notice. The Notice expires after this ~~15-second~~ period of twenty-four seconds~~period~~.

A liquidity taker may attempt to "refresh" an expired Notice using the Aqua Desktop Application (i.e., not the Aqua application on the Bloomberg terminal) on the chance that the liquidity provider's order still resides in Aqua's order book, although a Notice is no longer visible to the liquidity taker. To request a refresh, the liquidity taker must commit shares that would trade should a contra-side order reside in Aqua's order book at the time of the refresh request. Refreshing effectively sends an order, which would execute against the liquidity provider's order reflected in the Notice, if it is still unexecuted and live, or cancel immediately if no contra order is found.

The term "Go Fish" is used to describe this process because matches are achieved similar to the way they are achieved in the card game of the same name. Specifically, liquidity providers are able to match with liquidity takers without liquidity takers being forced to reveal their hand (i.e., the trading interest in their OMS). Liquidity providers' trading interest is only shown to liquidity takers with verified contra-side trading interest. Even when a liquidity provider's trading interest is shown to a liquidity taker, the liquidity provider's identity remains anonymous. Because pre-trade information is not shared with liquidity providers and is shared with liquidity takers only in these limited circumstances, Aqua's matching methodology seeks to limit potential gaming and pre-trade "leakage" of trading intention.

Part III, Item 11(b)

By definition the means and facilities required to be identified in Item 11(a) are not the same for the Broker-Dealer Operator as for all subscribers because Aqua does not enter orders into the ATS for its own account.

Only liquidity taker subscribers using the Aqua Desktop Application or the Aqua a~~A~~pplication on the Bloomberg t~~T~~erminal receive Notices.

Part III, Item 11(c)

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Subscribers are classified as liquidity takers, which are buyside subscribers and Outsourced Buyside Desks, or liquidity providers, which may be broker-dealers or buyside subscribers.

Aqua distinguishes between orders, private trading interest, and Aqua Notices:
1) "Orders", either firm or conditional, represent immediate intentions to trade that are directly submitted to Aqua for execution by liquidity providers, using the FIX 4.2 protocol; or by liquidity takers using the Aqua Ddesktop softwareApplication.
2) "Private trading interest" represent future intentions to trade entered into a liquidity taker's private OMS or EMS.
3) "Aqua Notices" represent potential opportunities to trade generated by comparing orders with private trading interest, displayed on liquidity taker desktops. Liquidity takers may enter orders directly into the Aqua system by responding to Aqua Notices on either the Aqua Desktop Application or the Aqua application on the Bloomberg terminal, or by using the AutoMatch or TACT features of the Aqua Desktop Application.

Liquidity providers use the FIX 4.2 protocol to enter conditional or firm orders directly into the ATS. These orders are not displayed to other liquidity providers, and are displayed only to liquidity takers that Aqua has identified as having matching contra private trading interest.

Liquidity providers can trade against each other in Aqua. Such trades occur by coincidence, while liquidity providers are seeking to interact with liquidity takers, and without any pre-trade visibility to either party.

Liquidity providers may elect to not permit their orders to be displayed to liquidity takers. Alternatively, liquidity takers -- whether brokers or buyside -- may elect to not trade with orders submitted by broker-dealers.

Neither the ALP nor ILP is informed when a liquidity taker receives a Notice unless and until the liquidity provider decides to trade. The identity of an ILP is disclosed to liquidity takers that are designated clients of the ILP on the Notice. The identity of an ALP is not disclosed on the Notice.

Aqua matches orders at the best price available, in the order in which orders are received into the ATS Liquidity provider orders may execute upon arrival with matching orders already resting in the Aqua ATS on a first-come, first-served basis.

Liquidity takers enter their private trading interest into an OMS or EMS, not into Aqua. Liquidity takers permit Aqua to access to some or all of their private trading interest, either on a continuous basis or only when deliberately invoked by the liquidity taker. Liquidity taker private trading interest is received into a dedicated server provided by Aqua (the Aqua Participant Server, or "APS"), residing at the client's data center. Most of this information, including ticker, side, size and price, remains in the APS and does not flow back to Aqua centrally and is not accessible by Aqua employees in the regular course of their responsibilities. Only summary information (i.e., the number of eligible orders grouped by market cap) is made available to Aqua centrally. This summary information does not include ticker, side, size or price.

EXHIBIT 3

Information about liquidity provider orders not executed immediately upon arrival in the Aqua order book is encrypted and distributed to each liquidity taker APS, where it is compared against each liquidity taker's private trading interest. Where marketable contra private trading interest is identified, Aqua generates a Notice on the liquidity taker's desktop. Information flows back to Aqua centrally about this Notice. An Aqua Notice does not reveal either the liquidity providers order or the liquidity takers private trading interest but instead reflects only the portion in common between the two.

Multiple liquidity takers may receive simultaneous Notices on the same underlying liquidity provider order reflecting different quantities or even different prices, depending as they do on each liquidity taker's private trading interest. An Aqua Notice does not display the liquidity provider's quantity. Rather, an Aqua Notice displays (i) the quantity that is available for the liquidity taker to trade, which is the quantity in common between liquidity provider and liquidity taker; and (ii) the pegged price at which this quantity is available. Different liquidity takers with different OMS quantities available to trade may see Notices with different quantities. Since TACT generates price offsets that are based on the liquidity taker's available size, liquidity takers with different available sizes will receive Notices that have different pegged offsets at different quantities. Notices also display the amount of time remaining to respond, or if a Notice has timed out, the Notice displays "Expired" in place of the time remaining.

A liquidity taker clicks on the Notice to submit a matching contra order. Multiple liquidity takers clicking to trade on multiple Notices are handled on a first-come, first-served basis.

Liquidity providers may group liquidity takers into subdivisions or tiers. This offers a liquidity provider the ability to show different prices to different liquidity takers, or to different groups of liquidity takers. The definitions of such tiers and the criteria for grouping a liquidity taker into one tier or another are known only to the liquidity provider. The liquidity provider may from time to time direct Aqua to assign a liquidity taker to a particular subdivision or tier.

The BOR serves as the buyside subscriber's agency broker on trades with the ILP executed in Aqua. An ILP client (i.e., a subscriber who is a liquidity taker) may also elect to have the ILP serve as its BOR on trades with ALPs. In both instances, when a liquidity taker clicks "Buy" or "Sell" (or "Short Sell"), Aqua reserves shares in the liquidity taker's OMS in the BOR's name. Aqua then generates an automatic notification to the BOR that their client is responding to a Notice. The BOR receives the response, passes it through its internal systems, including credit checks, and submits an order to Aqua in the BOR's name. Aqua executes the order, reports the trade to the tape, and sends a fill message(s) to the BOR. Upon receipt of the liquidity takers fill message(s), the BOR sends a fill message(s) to Aqua to pass back to the liquidity taker's OMS, which processes the fills and releases any unfilled portion from the reserve.

A liquidity taker can reduce the quantity before submitting the Notice. In the case of a Notice resulting from TACT, the liquidity taker may receive an improved peg offset by reducing the quantity.

Some Notices resulting from TACT are also negotiable, giving the liquidity taker the opportunity to submit an improved peg offset, which in turn generates a Notice back to the initial supplier of TACT liquidity. Liquidity takers may elect to only see Notices that are priced at the midpoint.

EXHIBIT 3

Liquidity takers may also use the Aqua Desktop Application to provide liquidity to other subscribers using AutoMatch, which submits liquidity priced at the midpoint that is not visible to any subscriber, or using TACT, which submits liquidity priced at an offset to the NBBO that is visible only to other liquidity takers with contra private trading interest. AutoMatch orders may execute against: (i) ALP orders; (ii) ILP orders that are eligible to generate Notices to all liquidity takers; and (iii) ILP orders that generate Notices that are only shown to the ILP's designated clients, if the liquidity taker using AutoMatch is a designated client of the ILP.

A Notice may be presented to more than one liquidity taker at a time, if more than one liquidity takers OMS indicates contra-side trading interest. If a Notice is shown to more than one potential liquidity taker, the liquidity takers may execute the order on a first-come, first-served basis.

Aqua's trades are priced using the current NBBO, as calculated and distributed by the Securities Information Processor ("SIP") data feeds. Aqua uses a Bloomberg data feed to receive this information. Aqua has determined that it is not necessary for the ATS to calculate the NBBO based on direct market data feeds. Trades executed in Aqua by liquidity takers involve an element of manual human interaction (e.g., a liquidity taker clicking to accept a Notice). As a result, any potential time discrepancy between the SIP data feeds and the direct data feeds would be random and therefore immaterial.

Aqua rejects orders if the NBBO market is crossed at the time the order is received. In cases where the NBBO market is locked (where NBBO bid, mid and offer are all equal) Aqua accepts orders and operates in the regular way.

Aqua accepts short sale orders. Subscribers are required to affirm that they have previously located stock to borrow upon submitting a short sale order. Aqua permits broker dealer FIX liquidity providers to send orders marked short exempt. Pursuant to Rule 201 of Regulation SHO, Aqua will not generate a Notice for a security that is in a short sale circuit breaker unless the price of the short sale is greater than the National Best Bid. In addition, by default, all sell short orders will be executed at the midpoint or pegged to the National Best Offer.

Subscribers are responsible for trades executed in their error. A supervisor reviews potential errors. If considered bona fide (e.g., incorrect price due to a market data issue, incorrect quantity due to a system issue), the positions are moved to the Firm's error account. The Firm then handles trading out of the error to flatten its position.

Aqua has no price improvement functionality, per se, although liquidity takers may receive an improved price when clicking to execute at the far touch or at an offset to the far touch. If there is a better-priced order in the book at the time the liquidity taker's order arrives, due to a race condition or the better priced order not being displayed, the liquidity taker receives the better price. Additionally, the ISO fills that are passed to the liquidity taker on trades executed outside the NBBO (as described above in Item 7(a)(v)) are a form of price improvement.

Priority among orders is established by price, and then by the time the order is received, whether the

EXHIBIT 3

order is submitted by a liquidity provider via FIX or submitted by a liquidity taker using the Aqua ~~desktop~~ Desktop ~~software~~ Application or the Aqua a~~A~~pplication on the Bloomberg t~~T~~erminal to respond to a Notice, or using AutoMatch or TACT on the Aqua Desktop Application. Once accepted, a live order cannot receive a new subsequent time~~-~~stamp. Priority within the book cannot be altered by external events such as changes to the NBBO or other reference price. There are no instances where a live order can lose priority to a later-arriving live order at the same price.

Private trading interest and Notices do not receive time~~-~~stamps and do not have priority. Liquidity takers with private trading interest on the same side of the same name receive Notices at the same time, regardless of the time at which they entered their private trading interest into their OMS or EMS.

Part III, Item 13(a)

Subscribers are classified as either liquidity providers or liquidity takers.

Liquidity providers are subscribers that submit orders directly to the Aqua system using the FIX 4.2 protocol. Liquidity takers are subscribers that use the Aqua~~s~~ ~~desktop software~~Desktop Application or the Aqua a~~A~~pplication on the Bloomberg t~~T~~erminal to: (i) view information about liquidity in the Aqua system that is relevant to them (via Notices); (ii) submit contra orders in response to information they have received on Notices about liquidity available in the Aqua system; or (iii) provide liquidity to other Aqua subscribers (via the TACT or AutoMatch features only available on the~~of the~~ Aqua Desktop Application).

Only buyside subscribers or Outsourced Buyside Desks are permitted to participate as liquidity takers. A buyside subscriber must be a Qualified Institutional Buyer. Buyside subscribers typically use vendor OMS or EMS solutions for entering their private trading interest.

The majority of liquidity providers are broker-dealers although both brokers and buyside subscribers may be liquidity providers.

Aqua monitors the rate at which buyside subscribers respond to Aqua Notices. Aqua considers two measures to evaluate response rates: (i) response rate as a percentage of notices received; and (ii) response rate as a percentage of distinct symbols for which notices were received. Aqua generates a monthly report summarizing liquidity taker responses as "standard" or "low" based on one-month and four-month response rate averages. Subscribers may qualify as "standard" based on either one-month or four-month calculations. A subscriber qualifying as standard based on a single month calculation must continue to meet the standard each successive month to continue to qualify as standard. A subscriber qualifying as "standard" based on four months of data will remain in the standard category unless the subscriber no longer qualifies based on a subsequent four-month calculation.

The monthly report is for internal use only and is not distributed to subscribers or external parties. There is no mechanism for subscribers to override their classification or request to be promoted to a different segmentation.

New subscribers are initially placed in the "standard" category.

EXHIBIT 3

Liquidity providers are given the option to restrict the display of Notices generated by their orders to buyside subscribers on the "standard" list.

Liquidity providers may group liquidity takers into subdivisions or tiers. This offers the liquidity provider the ability to show different prices to different liquidity takers, or to different groups of liquidity takers. The definitions of such tiers and the criteria for grouping a liquidity taker into one tier or another are known only to the liquidity provider. The liquidity provider may from time to time direct Aqua to assign a liquidity taker to a particular subdivision or tier.

Part III, Item 15(b)

Aqua uses conditional order firm-up requests that show information about certain trading interest that is described in Part III, Item 9.

Aqua Notices display opportunities to trade, not specific orders. If one or more liquidity taker has open private trading interest that is contra to an order submitted to Aqua (and such trading interest is not limited away, already routed to another broker-dealer, or precluded from trading by a minimum fill constraint), those subscribers will be notified of the available liquidity with a Notice on the Aqua Desktop Application and/or Aqua application on the Bloomberg terminal and given up to fifteen twenty-four seconds to agree to take the other side of the trade. A Notice that is the result of a negotiation displays the word "Negotiation" prominently. Negotiation is described in more detail in Part III, Item 9 discussing TACT Conditional Orders.

A Notice alerts a potential liquidity taker of the presence of an order in Aqua but does not display it. For example, a Notice does not indicate a single price or size. Generally, the price is indicated as a pegged price and the visible size is dependent on the order size of the resting ATS order and the private trading interest size on the liquidity taker's blotter. A Notice will not show an amount greater than the size available on the liquidity taker's blotter.

Only liquidity takers using the Aqua Desktop Application or the Aqua aApplication on the Bloomberg tTerminal receive Notices;. liquidity takers may be set up to receive Notices on either or both applications. Trading interest is not visible in any other way and is therefore not visible at all to FIX liquidity providers.

The ILP is identified by name on the Aqua Notice. ALPs are identified only as "Broker" or "Natural."